August 27, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Envoy Medical, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on August 22, 2025
CIK No. 0001840877

Ladies and Gentlemen:

On behalf of our client, Envoy Medical, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review.

The Company undertakes to publicly file the Registration Statement and non-public draft submission at least two business days prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

Please do not hesitate to contact me by telephone at (612) 492-7457 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Andrew Nick
Andrew Nick
Fredrikson & Byron, P.A.

cc:	Brent Lucas, Chief Executive Officer, Envoy Medical, Inc.